Exhibit 99.1

SMART Reports Third Quarter 2014 Financial Results

•	Adjusted Revenue of $143.4 million, up 4% year-over-year
•	Adjusted EBITDA of $19.3 million, up 233% year-over-year
•	Adjusted Net Income of $9.0 million
•	GAAP Revenue of $158.0 million
•	GAAP Net Income of $4.1 million
•	Exit of optical touch sensor business for desktop displays

CALGARY, Alberta – February 6, 2014 – SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its third quarter ended December 31, 2013.

“Our third quarter performance was highlighted by materially improved profitability driven by new product success and reduced cash operating expenses,” stated Neil Gaydon, President and CEO of SMART. “The progress we have made aligning the company’s structure, strategy and culture is beginning to deliver results while the markets for our products improve.”

Mr. Gaydon continued, “We are focusing on improved delivery and investment in key growth areas as we carefully manage our expenses while working through the early stages of our turnaround. In Education, sales of our interactive displays remained our mainstay and we made progress signing up content providers for our SMART ampTM software, which will be commercially available in April. In Enterprise, we are pleased with the early traction of our SMART Room SystemTM for Microsoft® Lync®. While the education market remains challenging, we are seeing a slowing decline in our sales to that market. At the same time our Enterprise business is showing early growth driven by our leadership position in interactive display technologies. We are pleased with our overall performance but remain cautious in our outlook.”

GAAP Results
	Three months ended December 31,		Nine months ended December 31,
($ millions except per share amounts)	2013	2012	2013	2012
Revenue	$158.0	$138.9	$465.0	$484.2
Net Income (Loss)	$4.1	$(50.9)	$24.1	$(35.8)
EPS (diluted)	$0.03	$(0.42)	$0.19	$(0.30)

Non-GAAP Results
	Three months ended December 31,		Nine months ended December 31,
($ millions except per share amounts)	2013	2012	2013	2012
Adjusted Revenue	$143.4	$137.7	$449.7	$488.1
Adjusted EBITDA	$19.3	$5.8	$71.3	$57.6
Adjusted Net Income (Loss)	$9.0	$(2.7)	$33.0	$24.3
Adjusted EPS (diluted)	$0.07	$(0.02)	$0.26	$0.20

The following table reconciles fiscal 2014 third quarter financial results reported in accordance with generally accepted accounting principles (“GAAP”) to certain non-GAAP financial measures. We have provided this non-GAAP financial information to aid investors in better understanding the company’s performance.

Three Months Ended December 31, 2013
($ millions)	As Reported (GAAP)	Change in Deferred Revenue(1)	Other Adjustments(2)	Adjusted (Non- GAAP)
Revenue	$158.0	$(14.6)	$—	$143.4
Net Income	$4.1	$(11.0)	$15.9	$9.0
EPS (diluted)	$0.03	$(0.09)	$0.13	$0.07

(1)	SMART has moved to an annual software licensing model, resulting in a change to the software revenue deferral period from seven years to one year. As a result, SMART is accelerating the amortization of deferred revenue over 18 months on a straight-line basis. This has a significant impact on SMART’s results for six consecutive quarters, from Q3 of fiscal 2014 through to March 31, 2015.
(2)	A full reconciliation of non-GAAP measures is available in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended December 31, 2013 and is summarized in the tables appended to this press release.

Adjusted Revenue for the third quarter of fiscal 2014 was $143.4 million, an increase of 4% compared to $137.7 million in the prior-year period. Adjusted Revenue for the quarter decreased in North America by 8% and in EMEA by 6%, and revenue in Rest of World grew by 164% year over year, driven largely by sales from our NextWindow components business. In terms of unit sales, 64,279 interactive displays were sold in the quarter, compared to 71,938 units sold in the prior-year period. Average adjusted selling price for the third quarter was $1,780, compared to $1,522 in the prior-year period.

Adjusted Gross Margin for the third quarter of fiscal 2014 was $54.4 million, compared to $57.6 million in the prior-year period. Adjusted Gross Margin for the third quarter was 38%, compared to 42% for the same period last year. The decline is largely due to a higher volume of lower-margin sales and inventory writedowns in the NextWindow components business in the third quarter of fiscal 2014.

Cash operating expenses decreased by $10.5 million, or 21%, from $49.4 million in the third quarter of fiscal 2013 to $38.9 million in the third quarter of fiscal 2014. The cost savings primarily resulted from actions taken in conjunction with the restructuring that occurred in December of 2012.

Adjusted EBITDA for the third quarter of fiscal 2014 was $19.3 million, representing an Adjusted EBITDA margin of 13%, compared to $5.8 million or 4% in the prior-year period. The improvement was largely due to reduced operating expense and new product introductions. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Adjusted Revenue.

Adjusted Net Income was $9.0 million for the third quarter of fiscal 2014, compared to $(2.7) million in the prior-year period. Adjusted diluted EPS was $0.07 based on 126.9 million weighted-average shares outstanding, compared to $(0.02) based on 120.5 million weighted-average shares outstanding during the same period last year. The improvement in Adjusted Net Income during the quarter ended December 31, 2013 was driven by improved Adjusted EBITDA and partially offset by increased interest expense.

As of December 31, 2013 SMART had cash and cash equivalents of $46.0 million and $116.1 million of debt outstanding excluding capital lease obligations, compared to cash equivalents of $141.4 million and $288.2 million of debt outstanding as of December 31, 2012. SMART’s capital lease obligation, related to the sale and lease-back of its head office building in May 2013, was $66.9 million at December 31, 2013.

SMART is taking action to exit the optical touch sensor business for desktop displays. The business is not part of SMART’s core operations, as the components are used primarily for All-in-One desktop PC’s, and profitability is not meeting corporate expectations. The exit aligns with the company’s strategy of focusing on large format displays and innovative software for Education and Enterprise customers. SMART’s market departure will necessitate the winding down of its NextWindow subsidiaries’ operations. NextWindow will work closely with employees, customers and suppliers to manage its commitments during this wind down period. The estimated one-time earnings impact of the wind down is currently $30 to $35 million, $14 million of which was incurred in SMART’s third quarter of fiscal 2014, and the balance of which is expected to be recorded in the fourth quarter. The earnings impact is driven primarily by non-cash asset write-downs, and SMART’s current expectation is that the wind down will have an immaterial impact on its cash resources. The wind down is expected to be completed by the end of the company’s fiscal 2015.

Conference Call Information

SMART will host a conference call today, February 6, 2014, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID # 35361404. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through February 16, 2014, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 35361404.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to our exit from the optical touch sensor business and winding down of NextWindow subsidiaries’ operations, NextWindow’s ability to work with employees, customers and suppliers to meet its commitments during the wind down period, the estimated one-time earnings impact of the wind down, the impact of the wind down on our cash resources (including the materiality of such impact), the expected completion date for the wind down, improvement in and the state of the markets for our products, our ability to manage our cash and expenses while working through the early stages of our turnaround, our focus on improved delivery and investment in key growth areas, the availability dates of certain software or hardware products, changes in the rate of decline in our sales to the education market, and early growth in our Enterprise business driven by our leadership position in interactive display technologies.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2013.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP measures

Previously we provided Adjusted EBITDA and Adjusted Net income as non-GAAP financial measures to aid investors in better understanding the Company’s performance. Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in the Critical Accounting Policies and Estimates section of this MD&A, management has elected to show Adjusted Revenue and Adjusted Gross Margin as additional non-GAAP financial measures. These additional non-GAAP financial measures will adjust revenue and gross margin for the change in deferred revenue during the period. We consider these additional non-GAAP measures to provide additional insights into the operational performance of the Company, and they will help to clarify trends affecting the Company’s business.

We define Adjusted Revenue as Revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as Gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not impacted by the change in accounting estimate related to revenue recognition.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except for percentages, shares, per share amounts, units and average selling prices)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Consolidated Statements of Operations
Revenue	$158.0	$138.9	$465.0	$484.2
Cost of sales	89.0	80.1	264.1	268.1

Gross margin	69.0	58.8	200.9	216.1
Operating expenses
Selling, marketing and administration	30.5	40.4	93.3	130.8
Research and development	9.2	12.2	30.3	37.4
Depreciation and amortization	12.5	8.0	25.8	23.5
Restructuring costs	3.7	15.2	3.0	18.4
Impairment of goodwill	—	34.2	—	34.2

Operating income (loss)	13.1	(51.2)	48.5	(28.2)
Non-operating expenses
Interest expense	5.5	3.2	16.1	9.8
Foreign exchange loss	3.7	2.0	6.6	0.0
Other (income) loss, net	(0.2)	0.1	(0.3)	0.3

Income (loss) before income taxes	4.1	(56.5)	26.1	(38.3)
Income tax expense (recovery)	0.0	(5.6)	2.0	(2.5)

Net income (loss)	$4.1	$(50.9)	$24.1	$(35.8)

Earnings (loss) per share
Basic	$0.03	$(0.42)	$0.20	$(0.30)
Diluted	$0.03	$(0.42)	$0.19	$(0.30)
Weighted-average number of shares outstanding
Basic	121,082,799	120,544,333	120,942,301	120,813,195
Diluted	126,930,349	120,544,333	126,600,777	120,813,195
Period end number of shares outstanding	121,136,286	120,511,181	121,136,286	120,511,181
Selected Data
Revenue by geographic location
North America	$86.4	$84.6	$265.5	$305.7
Europe, Middle East and Africa	46.7	45.2	124.4	139.6
Rest of World	24.9	9.1	75.1	38.9

	$158.0	$138.9	$465.0	$484.2

Adjusted Revenue by geographic location
North America	$77.2	$83.7	$256.3	$308.2
Europe, Middle East and Africa	42.4	45.0	119.5	140.7
Rest of World	23.8	9.0	73.9	39.2

	$143.4	$137.7	$449.7	$488.1

Revenue change(1)	13.8%	(25.0)%	(4.0)%	(19.0)%
As a percent of revenue
Gross margin	43.7%	42.3%	43.2%	44.6%
Selling, marketing and administration	19.3%	29.1%	20.1%	27.0%
Research and development	5.8%	8.8%	6.5%	7.7%
Adjusted Revenue change(2)(3)	4.1%	(26.7)%	(7.9)%	(19.5)%
As a percent of Adjusted Revenue
Adjusted Gross Margin(4)	37.9%	41.8%	41.3%	45.1%
Selling, marketing and administration	21.3%	29.3%	20.7%	26.8%
Research and development	6.4%	8.9%	6.7%	7.7%
Adjusted EBITDA(5)	$19.3	$5.8	$71.3	$57.6
Adjusted EBITDA as a percent of revenue(5)(6)	13.5%	4.2%	15.9%	11.8%
Adjusted Net Income (Loss)(7)	$9.0	$(2.7)	$33.0	$24.3
Adjusted Net Income (Loss) per share(7)(8)
Basic	$0.07	$(0.02)	$0.27	$0.20
Diluted	$0.07	$(0.02)	$0.26	$0.20
Total number of interactive displays sold(9)	64,279	71,938	236,158	278,490
Average selling price of interactive displays sold(10)	$1,998	$1,535	$1,529	$1,373
Adjusted average selling price of interactive displays sold sold(11)	$1,780	$1,522	$1,470	$1,386

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.

(2)	Adjusted Revenue is a non-GAAP measure that is described and reconciled to revenue in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted Revenue change is calculated as a percentage by comparing the change in Adjusted Revenue in the period to Adjusted Revenue during the same period in the immediately preceding fiscal year.
(4)	Adjusted Gross Margin is a non-GAAP measure that is described and reconciled to gross margin in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(6)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(7)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(8)	Adjusted Net Income per share is a non-GAAP measure that is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(9)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, SMART Room SystemTM, LightRaise interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(10)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.
(11)	Adjusted Average selling price of interactive displays is calculated by dividing the total Adjusted Revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Adjusted Revenue
Revenue	$158.0	$138.9	$465.0	$484.2
Deferred revenue recognized – accelerated amortization	(16.8)	—	(17.5)	—
Net change on remaining deferred revenue	2.2	(1.2)	2.2	3.9

Adjusted Revenue	$143.4	$137.7	$449.7	$488.1

Adjusted Gross Margin
Gross margin	$69.0	$58.8	$200.9	$216.1
Deferred revenue recognized – accelerated amortization	(16.8)	—	(17.5)	—
Net change on remaining deferred revenue	2.2	(1.2)	2.2	3.9

Adjusted Gross Margin	$54.4	$57.6	$185.6	$220.0

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Adjusted EBITDA
Net income (loss)	$4.1	$(50.9)	$24.1	$(35.8)
Income tax expense (recovery)	0.0	(5.6)	2.0	(2.5)
Depreciation in cost of sales	3.9	0.8	7.0	2.8
Depreciation and amortization	12.5	8.0	25.8	23.5
Interest expense	5.5	3.2	16.1	9.8
Foreign exchange loss	3.7	2.0	6.6	0.0
Change in deferred revenue(1)	(14.6)	(1.2)	(15.3)	3.9
Stock-based compensation	0.7	0.0	2.3	2.8
Costs of restructuring(2)	3.7	15.2	3.0	18.6
Impairment of goodwill	—	34.2	—	34.2
Other (income) loss, net	(0.2)	0.1	(0.3)	0.3

Adjusted EBITDA	$19.3	$5.8	$71.3	$57.6

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $4.7 million and $8.6 million in the three months ended December 31, 2013 and 2012, respectively, and we deferred revenue of $23.8 million and $32.1 million in the nine months ended December 31, 2013 and 2012, respectively.
(2)	Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012.

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results (continued)

(millions of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2013	2012	2013	2012
Adjusted Net Income
Net income (loss)	$4.1	$(50.9)	$24.1	$(35.8)
Adjustments to net income
Amortization of intangible assets	8.4	2.4	13.2	7.2
Foreign exchange loss	3.7	2.0	6.6	—
Change in deferred revenue(1)	(14.6)	(1.2)	(15.3)	3.9
Stock-based compensation	0.7	—	2.3	2.8
Costs of restructuring(2)	3.7	15.2	3.0	18.6
Impairment of goodwill	—	34.2	—	34.2

	1.9	52.6	9.8	66.7
Tax impact on adjustments(3)(4)	(3.0)	4.4	0.9	6.6

Adjustments to net income (loss), net of tax	4.9	48.2	8.9	60.1

Adjusted Net Income (Loss)	$9.0	$(2.7)	$33.0	$24.3

Adjusted Net Income (Loss) per share
Earnings per share – basic	$0.03	$(0.42)	$0.20	$(0.30)
Adjustments to net income, net of tax, per share	0.04	0.40	0.07	0.50

Adjusted Net Income per share – basic	0.07	(0.02)	0.27	0.20

Earnings per share – diluted	0.03	(0.42)	0.19	(0.30)
Adjustments to net income, net of tax, per share	0.04	0.40	0.07	0.50

Adjusted Net Income per share – diluted	$0.07	$(0.02)	$0.26	$0.20

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Includes costs of $15.2 million and $18.4 million recorded in restructuring costs in the Company’s consolidated statements of operations and nil and $0.2 million in inventory write-offs recorded in cost of sales for the three and nine months ended December 31, 2012.
(3)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. Our new credit facility refinancing that closed on July 31, 2013 was incurred at a rate of 1.03. Prior to July 31, 2013, our U.S. dollar-denominated debt was originally incurred at a rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(4)	Prior periods’ figures have been adjusted to reflect a change in the tax treatment of the change in deferred revenue.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	December 31, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$46.0	$141.4
Trade receivables	100.6	64.9
Other current assets	11.3	11.1
Income taxes recoverable	8.1	25.7
Inventory	81.2	65.8
Deferred income taxes	26.0	16.1

	273.2	325.0
Property and equipment	78.1	100.1
Intangible assets	9.6	23.0
Deferred income taxes	8.3	22.3
Deferred financing fees	4.3	2.8
Other long-term assets	0.7	—

	$374.2	$473.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$34.4	$32.5
Accrued and other current liabilities	81.0	80.2
Deferred revenue	75.6	35.4
Current portion of capital lease obligation	1.2	—
Current portion of long-term debt	9.4	3.1

	201.6	151.2
Long-term debt	106.7	285.2
Capital lease obligation	65.7	—
Other long-term liabilities	0.2	4.5
Deferred revenue	26.8	87.1
Deferred income taxes	2.6	6.2

	403.6	534.2
Shareholders’ deficit
Share capital	693.9	692.3
Accumulated other comprehensive loss	(4.0)	(8.7)
Additional paid-in capital	42.5	41.3
Deficit	(761.8)	(785.9)

	(29.4)	(61.0)

	$374.2	$473.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Nine months ended December 31,
	2013	2012
Cash provided by (used in)
Operations

Net income (loss)	$24.1	$(35.8)
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	19.5	19.0
Amortization of intangible assets	13.3	7.2
Amortization of deferred financing fees	3.1	1.6
Non-cash interest (recovery) expense on long-term debt	(0.1)	0.4
Non-cash restructuring costs in other long-term liabilities	(3.9)	(0.6)
Stock-based compensation	2.3	2.8
Loss on foreign exchange	6.1	0.7
Deferred income tax recovery	(1.7)	(4.3)
Loss on disposal of property and equipment	0.1	0.6
Impairment of goodwill	—	34.2
Trade receivables	(36.7)	15.3
Other current assets	(0.8)	3.7
Inventory	(18.8)	47.9
Income taxes recoverable and payable	17.3	(10.7)
Accounts payable, accrued and other current liabilities	7.2	(18.6)
Deferred revenue	(14.7)	4.2
Other long-term assets	(0.8)	—

Cash provided by operating activities	15.5	67.6

Investing
Proceeds from sale of property and equipment	—	—
Capital expenditures	(8.0)	(13.6)
Intangible assets	—	(0.2)
Proceeds from sale-leaseback, net	76.2	—

Cash provided by (used in) investing activities	68.2	(13.8)

Financing
Repurchase of common shares	—	(0.8)
Proceeds from issuance of debt	128.0	—
Repayment of debt	(300.6)	(2.2)
Financing fees paid	(4.8)	—
Repayment of capital lease obligation	(1.1)	—
Participant equity loan plan, net	0.5	(0.4)
Common shares issued	—	—

Cash used in financing activities	(178.0)	(3.4)
Effect of exchange rate changes on cash and cash equivalents	(1.1)	—

Net (decrease) increase in cash and cash equivalents	(95.4)	50.4
Cash and cash equivalents, beginning of period	141.4	95.5

Cash and cash equivalents, end of period	$46.0	$145.9

For more information, please contact:

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

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